WAL★MART
MEXICO

FILE N°
82-4609




05005259

January 21, 2004

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Report on shares repurchase for December 2004.
- Achieves record sales for 2004.
- Notice to Shareholders.

Sincerely,

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 01, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction($)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	89,160,900	4,384,768,132
01/12/2004	01203	BUY	500,000	38.70	19,350,000	ACCIV	STOCK		89,660,900	4,384,268,132
01/12/2004	01204	BUY	897,700	38.82	34,848,714	ACCIV	STOCK		90,558,600	4,383,370,432
								As of current report	90,558,600	4,383,370,432

Shareholders' equity amount	0
Capital stock amount	54,198,714

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
822,104,768	767,906,054

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 02, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	90,558,600	4,383,370,432
02/12/2004	01205	BUY	282,200	38.20	10,780,040	ACCIV	STOCK		90,840,800	4,383,088,232
02/12/2004	01206	BUY	1,000,000	38.25	38,250,000	ACCIV	STOCK		91,840,800	4,382,088,232
02/12/2004	01207	BUY	1,195,000	38.30	45,768,500	ACCIV	STOCK		93,035,800	4,380,893,232
02/12/2004	01208	BUY	92,300	38.35	3,539,705	ACCIV	STOCK		93,128,100	4,380,800,932
02/12/2004	01209	BUY	241,300	38.38	9,261,094	ACCIV	STOCK		93,369,400	4,380,559,632
02/12/2004	01210	BUY	194,200	38.40	7,457,280	ACCIV	STOCK		93,563,600	4,380,365,432
02/12/2004	01211	BUY	77,100	38.48	2,966,808	ACCIV	STOCK		93,640,700	4,380,288,332
02/12/2004	01212	BUY	4,100	38.49	157,809	ACCIV	STOCK		93,644,800	4,380,284,232
02/12/2004	01213	BUY	4,300	38.51	165,593	ACCIV	STOCK		93,649,100	4,380,279,932
02/12/2004	01214	BUY	9,500	38.54	366,130	ACCIV	STOCK		93,658,600	4,380,270,432
02/12/2004	01215	BUY	25,000	38.58	964,500	ACCIV	STOCK		93,683,600	4,380,245,432
02/12/2004	01216	BUY	20,000	38.59	771,800	ACCIV	STOCK		93,703,600	4,380,225,432
02/12/2004	01217	BUY	55,000	38.60	2,123,000	ACCIV	STOCK		93,758,600	4,380,170,432
02/12/2004	01218	BUY	94,000	38.78	3,645,320	ACCIV	STOCK		93,852,600	4,380,076,432
02/12/2004	01219	BUY	20,000	38.79	775,800	ACCIV	STOCK		93,872,600	4,380,056,432
02/12/2004	01220	BUY	45,000	38.80	1,746,000	ACCIV	STOCK		93,917,600	4,380,011,432
02/12/2004	01221	BUY	41,000	38.83	1,592,030	ACCIV	STOCK		93,958,600	4,379,970,432
								As of current report	93,958,600	4,379,970,432

Shareholders' equity amount	0
Capital stock amount	130,331,409

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
767,906,054	637,574,645

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 03, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	93,958,600	4,379,970,432
03/12/2004	01222	BUY	700,000	38.10	26,670,000	ACCIV	STOCK		94,658,600	4,379,270,432
								As of current report	94,658,600	4,379,270,432

Shareholders' equity amount	0
Capital stock amount	26,670,000

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
637,574,645	610,904,645

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 06, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	94,658,600	4,379,270,432
06/12/2004	01223	BUY	54,500	37.75	2,057,375	ACCIV	STOCK		94,713,100	4,379,215,932
06/12/2004	01224	BUY	145,500	37.80	5,499,900	ACCIV	STOCK		94,858,600	4,379,070,432
06/12/2004	01225	BUY	10,000	37.84	378,400	ACCIV	STOCK		94,868,600	4,379,060,432
06/12/2004	01226	BUY	205,000	37.85	7,759,250	ACCIV	STOCK		95,073,600	4,378,855,432
06/12/2004	01227	BUY	10,000	37.89	378,900	ACCIV	STOCK		95,083,600	4,378,845,432
06/12/2004	01228	BUY	75,000	37.90	2,842,500	ACCIV	STOCK		95,158,600	4,378,770,432
06/12/2004	01229	BUY	12,000	37.91	454,920	ACCIV	STOCK		95,170,600	4,378,758,432
06/12/2004	01230	BUY	51,100	38.00	1,941,800	ACCIV	STOCK		95,221,700	4,378,707,332
06/12/2004	01231	BUY	36,900	38.10	1,405,890	ACCIV	STOCK		95,258,600	4,378,670,432
								As of current report	95,258,600	4,378,670,432

Shareholders' equity amount	0
Capital stock amount	22,718,935

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
610,904,645	588,185,710

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 07, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	95,258,600	4,378,670,432
07/12/2004	01232	BUY	30,000	37.99	1,139,700	ACCIV	STOCK		95,288,600	4,378,640,432
07/12/2004	01233	BUY	270,000	38.00	10,260,000	ACCIV	STOCK		95,558,600	4,378,370,432
07/12/2004	01234	BUY	35,000	38.04	1,331,400	ACCIV	STOCK		95,593,600	4,378,335,432
07/12/2004	01235	BUY	15,000	38.05	570,750	ACCIV	STOCK		95,608,600	4,378,320,432
07/12/2004	01236	BUY	53,000	38.10	2,019,300	ACCIV	STOCK		95,661,600	4,378,267,432
07/12/2004	01237	BUY	50,000	38.11	1,905,500	ACCIV	STOCK		95,711,600	4,378,217,432
07/12/2004	01238	BUY	22,000	38.14	839,080	ACCIV	STOCK		95,733,600	4,378,195,432
07/12/2004	01239	BUY	10,000	38.15	381,500	ACCIV	STOCK		95,743,600	4,378,185,432
07/12/2004	01240	BUY	24,400	38.19	931,836	ACCIV	STOCK		95,768,000	4,378,161,032
07/12/2004	01241	BUY	90,600	38.20	3,460,920	ACCIV	STOCK		95,858,600	4,378,070,432
								As of current report	95,858,600	4,378,070,432

Shareholders' equity amount	0
Capital stock amount	22,839,986

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
588,185,710	565,345,724

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 08, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	95,858,600	4,378,070,432
08/12/2004	01242	BUY	125,000	38.00	4,750,000	ACCIV	STOCK		95,983,600	4,377,945,432
08/12/2004	01243	BUY	25,000	38.01	950,250	ACCIV	STOCK		96,008,600	4,377,920,432
08/12/2004	01244	BUY	3,700	38.05	140,785	ACCIV	STOCK		96,012,300	4,377,916,732
08/12/2004	01245	BUY	45,000	38.06	1,712,700	ACCIV	STOCK		96,057,300	4,377,871,732
08/12/2004	01246	BUY	20,500	38.09	780,845	ACCIV	STOCK		96,077,800	4,377,851,232
08/12/2004	01247	BUY	180,800	38.10	6,888,480	ACCIV	STOCK		96,258,600	4,377,670,432
08/12/2004	01248	BUY	5,000	38.14	190,700	ACCIV	STOCK		96,263,600	4,377,665,432
08/12/2004	01249	BUY	45,000	38.15	1,716,750	ACCIV	STOCK		96,308,600	4,377,620,432
								As of current report	96,308,600	4,377,620,432

Shareholders' equity amount	0
Capital stock amount	17,130,510

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
565,345,724	548,215,214

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 10, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	96,308,600	4,377,620,432
10/12/2004	01250	BUY	8,000	38.10	304,800	ACCIV	STOCK		96,316,600	4,377,612,432
10/12/2004	01251	BUY	28,200	38.12	1,074,984	ACCIV	STOCK		96,344,800	4,377,584,232
10/12/2004	01252	BUY	14,900	38.13	568,137	ACCIV	STOCK		96,359,700	4,377,569,332
10/12/2004	01253	BUY	35,000	38.14	1,334,900	ACCIV	STOCK		96,394,700	4,377,534,332
10/12/2004	01254	BUY	1,800	38.15	68,670	ACCIV	STOCK		96,396,500	4,377,532,532
10/12/2004	01255	BUY	1,900	38.18	72,542	ACCIV	STOCK		96,398,400	4,377,530,632
10/12/2004	01256	BUY	27,300	38.19	1,042,587	ACCIV	STOCK		96,425,700	4,377,503,332
10/12/2004	01257	BUY	152,900	38.20	5,840,780	ACCIV	STOCK		96,578,600	4,377,350,432
10/12/2004	01258	BUY	20,000	38.26	765,200	ACCIV	STOCK		96,598,600	4,377,330,432
10/12/2004	01259	BUY	10,000	38.30	383,000	ACCIV	STOCK		96,608,600	4,377,320,432
10/12/2004	01260	BUY	71,000	38.40	2,726,400	ACCIV	STOCK		96,679,600	4,377,249,432
10/12/2004	01261	BUY	51,300	38.50	1,975,050	ACCIV	STOCK		96,730,900	4,377,198,132
10/12/2004	01262	BUY	20,000	38.58	771,600	ACCIV	STOCK		96,750,900	4,377,178,132
10/12/2004	01263	BUY	7,700	38.59	297,143	ACCIV	STOCK		96,758,600	4,377,170,432
								As of current report	96,758,600	4,377,170,432

Shareholders' equity amount	0
Capital stock amount	17,225,793

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
548,215,214	530,989,421

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 13, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	96,758,600	4,377,170,432
13/12/2004	01264	BUY	20,000	38.07	761,400	ACCIV	STOCK		96,778,600	4,377,150,432
13/12/2004	01265	BUY	40,000	38.10	1,524,000	ACCIV	STOCK		96,818,600	4,377,110,432
13/12/2004	01266	BUY	40,000	38.15	1,526,000	ACCIV	STOCK		96,858,600	4,377,070,432
13/12/2004	01267	BUY	87,300	38.20	3,334,860	ACCIV	STOCK		96,945,900	4,376,983,132
13/12/2004	01268	BUY	97,700	38.25	3,737,025	ACCIV	STOCK		97,043,600	4,376,885,432
13/12/2004	01269	BUY	10,000	38.27	382,700	ACCIV	STOCK		97,053,600	4,376,875,432
13/12/2004	01270	BUY	144,600	38.30	5,538,180	ACCIV	STOCK		97,198,200	4,376,730,832
13/12/2004	01271	BUY	160,400	38.40	6,159,360	ACCIV	STOCK		97,358,600	4,376,570,432
								As of current report	97,358,600	4,376,570,432

Shareholders' equity amount	0
Capital stock amount	22,963,525

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
530,989,421	508,025,896

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 14, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	97,358,600	4,376,570,432
14/12/2004	01272	BUY	310,200	38.55	11,958,210	ACCIV	STOCK		97,668,800	4,376,260,232
14/12/2004	01273	BUY	47,500	38.59	1,833,025	ACCIV	STOCK		97,716,300	4,376,212,732
14/12/2004	01274	BUY	52,500	38.60	2,026,500	ACCIV	STOCK		97,768,800	4,376,160,232
14/12/2004	01275	BUY	40,000	38.70	1,548,000	ACCIV	STOCK		97,808,800	4,376,120,232
14/12/2004	01276	BUY	20,000	38.75	775,000	ACCIV	STOCK		97,828,800	4,376,100,232
14/12/2004	01277	BUY	62,400	38.82	2,422,368	ACCIV	STOCK		97,891,200	4,376,037,832
14/12/2004	01278	BUY	36,800	38.85	1,429,680	ACCIV	STOCK		97,928,000	4,376,001,032
14/12/2004	01279	BUY	30,600	38.86	1,189,116	ACCIV	STOCK		97,958,600	4,375,970,432
								As of current report	97,958,600	4,375,970,432

Shareholders' equity amount	0
Capital stock amount	23,181,899

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
508,025,896	484,843,997

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 15, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	97,958,600	4,375,970,432
15/12/2004	01280	BUY	20,500	38.70	793,350	ACCIV	STOCK		97,979,100	4,375,949,932
15/12/2004	01281	BUY	800	38.79	31,032	ACCIV	STOCK		97,979,900	4,375,949,132
15/12/2004	01282	BUY	88,700	38.80	3,441,560	ACCIV	STOCK		98,068,600	4,375,860,432
15/12/2004	01283	BUY	101,400	38.85	3,939,390	ACCIV	STOCK		98,170,000	4,375,759,032
15/12/2004	01284	BUY	8,600	38.90	334,540	ACCIV	STOCK		98,178,600	4,375,750,432
15/12/2004	01285	BUY	30,000	38.95	1,168,500	ACCIV	STOCK		98,208,600	4,375,720,432
15/12/2004	01286	BUY	50,000	38.99	1,949,500	ACCIV	STOCK		98,258,600	4,375,670,432
								As of current report	98,258,600	4,375,670,432

Shareholders' equity amount	0
Capital stock amount	11,657,872

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
484,843,997	473,186,125

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 16, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	98,258,600	4,375,670,432
16/12/2004	01287	BUY	197,000	38.30	7,545,100	ACCIV	STOCK		98,455,600	4,375,473,432
16/12/2004	01288	BUY	453,500	38.40	17,414,400	ACCIV	STOCK		98,909,100	4,375,019,932
16/12/2004	01289	BUY	100,000	38.50	3,850,000	ACCIV	STOCK		99,009,100	4,374,919,932
16/12/2004	01290	BUY	119,500	38.55	4,606,725	ACCIV	STOCK		99,128,600	4,374,800,432
16/12/2004	01291	BUY	69,700	38.60	2,690,420	ACCIV	STOCK		99,198,300	4,374,730,732
16/12/2004	01292	BUY	19,700	38.65	761,405	ACCIV	STOCK		99,218,000	4,374,711,032
16/12/2004	01293	BUY	300	38.70	11,610	ACCIV	STOCK		99,218,300	4,374,710,732
16/12/2004	01294	BUY	1,400	38.74	54,236	ACCIV	STOCK		99,219,700	4,374,709,332
16/12/2004	01295	BUY	8,500	38.75	329,375	ACCIV	STOCK		99,228,200	4,374,700,832
16/12/2004	01296	BUY	30,400	38.76	1,178,304	ACCIV	STOCK		99,258,600	4,374,670,432
								As of current report	99,258,600	4,374,670,432

Shareholders' equity amount	0
Capital stock amount	38,441,575

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
473,186,125	434,744,550

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 17, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	99,258,600	4,374,670,432
17/12/2004	01297	BUY	10,000	38.27	382,700	ACCIV	STOCK		99,268,600	4,374,660,432
17/12/2004	01298	BUY	5,100	38.29	195,279	ACCIV	STOCK		99,273,700	4,374,655,332
17/12/2004	01299	BUY	84,900	38.32	3,253,368	ACCIV	STOCK		99,358,600	4,374,570,432
17/12/2004	01300	BUY	100,000	38.35	3,835,000	ACCIV	STOCK		99,458,600	4,374,470,432
								As of current report	99,458,600	4,374,470,432

Shareholders' equity amount	0
Capital stock amount	7,666,347

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
434,744,550	427,078,203

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 20, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	99,458,600	4,374,470,432
20/12/2004	01301	BUY	1,895,700	38.40	72,794,880	ACCIV	STOCK		101,354,300	4,372,574,732
								As of current report	101,354,300	4,372,574,732

Shareholders' equity amount	0
Capital stock amount	72,794,880

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
427,078,203	354,283,323

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 21, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	101,354,300	4,372,574,732
21/12/2004	01302	BUY	4,400	38.49	169,356	ACCIV	STOCK		101,358,700	4,372,570,332
21/12/2004	01303	BUY	365,600	38.50	14,075,600	ACCIV	STOCK		101,724,300	4,372,204,732
21/12/2004	01304	BUY	30,000	38.51	1,155,300	ACCIV	STOCK		101,754,300	4,372,174,732
21/12/2004	01305	BUY	8,000	38.55	308,400	ACCIV	STOCK		101,762,300	4,372,166,732
21/12/2004	01306	BUY	79,000	38.60	3,049,400	ACCIV	STOCK		101,841,300	4,372,087,732
21/12/2004	01307	BUY	500	38.67	19,335	ACCIV	STOCK		101,841,800	4,372,087,232
21/12/2004	01308	BUY	12,500	38.68	483,500	ACCIV	STOCK		101,854,300	4,372,074,732
								As of current report	101,854,300	4,372,074,732

Shareholders' equity amount	0
Capital stock amount	19,260,891

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
354,283,323	335,022,432

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 22, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	101,854,300	4,372,074,732
22/12/2004	01309	BUY	60,900	38.64	2,353,176	ACCIV	STOCK		101,915,200	4,372,013,832
22/12/2004	01310	BUY	939,100	38.65	36,296,215	ACCIV	STOCK		102,854,300	4,371,074,732
								As of current report	102,854,300	4,371,074,732

Shareholders' equity amount	0
Capital stock amount	38,649,391

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
335,022,432	296,373,041

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 23, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	102,854,300	4,371,074,732
23/12/2004	01311	BUY	20,000	38.25	765,000	ACCIV	STOCK		102,874,300	4,371,054,732
23/12/2004	01312	BUY	55,000	38.28	2,105,400	ACCIV	STOCK		102,929,300	4,370,999,732
23/12/2004	01313	BUY	1,200	38.29	45,948	ACCIV	STOCK		102,930,500	4,370,998,532
23/12/2004	01314	BUY	114,000	38.30	4,366,200	ACCIV	STOCK		103,044,500	4,370,884,532
23/12/2004	01315	BUY	31,200	38.34	1,196,208	ACCIV	STOCK		103,075,700	4,370,853,332
23/12/2004	01316	BUY	154,500	38.35	5,925,075	ACCIV	STOCK		103,230,200	4,370,698,832
23/12/2004	01317	BUY	24,100	38.40	925,440	ACCIV	STOCK		103,254,300	4,370,674,732
								As of current report	103,254,300	4,370,674,732

Shareholders' equity amount	0
Capital stock amount	15,329,271

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
296,373,041	281,043,770

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 27, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	103,254,300	4,370,674,732
27/12/2004	01318	BUY	17,500	37.97	664,475	ACCIV	STOCK		103,271,800	4,370,657,232
27/12/2004	01319	BUY	800	37.98	30,384	ACCIV	STOCK		103,272,600	4,370,656,432
27/12/2004	01320	BUY	1,700	37.99	64,583	ACCIV	STOCK		103,274,300	4,370,654,732
27/12/2004	01321	BUY	139,200	38.00	5,289,600	ACCIV	STOCK		103,413,500	4,370,515,532
27/12/2004	01322	BUY	40,800	38.10	1,554,480	ACCIV	STOCK		103,454,300	4,370,474,732
27/12/2004	01323	BUY	60,000	38.15	2,289,000	ACCIV	STOCK		103,514,300	4,370,414,732
27/12/2004	01324	BUY	33,500	38.20	1,279,700	ACCIV	STOCK		103,547,800	4,370,381,232
27/12/2004	01325	BUY	6,500	38.25	248,625	ACCIV	STOCK		103,554,300	4,370,374,732
								As of current report	103,554,300	4,370,374,732

Shareholders' equity amount	0
Capital stock amount	11,420,847

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
281,043,770	269,622,923

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DEC 28, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	103,554,300	4,370,374,732
28/12/2004	01326	BUY	15,000	38.36	575,400	ACCIV	STOCK		103,569,300	4,370,359,732
28/12/2004	01327	BUY	20,000	38.37	767,400	ACCIV	STOCK		103,589,300	4,370,339,732
28/12/2004	01328	BUY	65,000	38.39	2,495,350	ACCIV	STOCK		103,654,300	4,370,274,732
28/12/2004	01329	BUY	100,000	38.10	3,810,000	ACCIV	STOCK		103,754,300	4,370,174,732
								As of current report	103,754,300	4,370,174,732

Shareholders' equity amount	0
Capital stock amount	7,648,150

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
269,622,923	261,974,773

Issuer's Comments

FILE N°
82-4609

WAL★MART
MEXICO


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO ACHIEVES RECORD SALES FOR 2004

Mexico City, January 7, 2005

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the year 2004 the Company achieved its highest sales ever, as they amounted to $ 139,863 million pesos, equivalent to US$12,547 million. This figure represents a 15.8% increase over the previous year, and a 10.5% real increase, once the period's inflation is accounted for. Comparable stores sales, meaning all those units that have been in operation for over a year, registered an increase of 8.7%, and of 3.8% in real terms compared to the year 2003.

For the month of December 2004, sales were $18,585 million pesos. This figure represents a 14.4% increase over sales reported the same month last year, and a 8.7% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 7.8%, and of 2.4% in real terms compared to the same month of 2003.

Real Growth

	December		January – December	
	2004	2003	2004	2003
Total sales growth (%)	8.7	6.7	10.5	9.3
Comparable sales growth (%)	2.4	0.1	3.8	3.5

Considering the five-week period from November 27 to December 31, 2004 that compares with the five-week period ending January 2, 2004, as well as the fifty-two-week period from January 3 to December 31, 2004 and that compares with the fifity-two-week period that ended January 2, 2004, sales growth was as follows:

Real Growth

	5 weeks		52 weeks	
	2004	2003	2004	2003
Total sales growth (%)	8.0	8.0	10.3	9.2
Comparable sales growth (%)	1.7	1.3	3.6	3.4

Sales for the fourth quarter 2004 (October-December) were $42,196 million pesos. This figure represents a 15.9% increase over sales reported the same period last year and a 10.1% real increase, once the period's inflation is accounted for. Comparable stores sales during the fourth quarter registered an increase of 8.6%, and of 3.1% in real terms compared to the same period last year.

During the year 2004 we served 663 million customers in our stores and restaurants; this figure is 10.5% more than the number of customers we had during the year 2003.

Openings during the month of December:

We opened two Bodegas Aurrera in the cities of Zamora, Michoacan and Chetumal, Quintana Roo, two Wal-Mart Supercenters in the cities of Colima, Colima and Villahermosa, Tabasco, and three restaurants one in Hermosillo, Sonora and two in Toluca, Estado de Mexico.

Openings During 2004:

FORMAT	# OF UNITS
Sam's Club	8
Bodega Aurrerá	23
Wal-Mart Supercenter	6
Superama	4
Restaurantes	17
TOTAL	***58***

Publishing of Results for Fourth Quarter 2004:

The Company informs that Fourth Quarter 2004 Results will be released next February 7, 2005

FILE N°
82-4609

Installed Capacity:

During the year 2004 we increased self-service installed capacity by 11% -as measured in terms of selling area-, and restaurant seats by 6%. Installed capacity as of December 31, 2004 is:

	Sales area	
FORMAT	**Sq.ft.**	**M2**
Sam's Club	5,096,941	473,519
Bodega Aurrera	8,199,364	761,751
Wal-Mart Supercenter	8,579,895	797,106
Superama	833,921	77,473
Suburbia	2,702,033	251,025
	Seats	
Restaurants	62,916	

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 694 units, broken down as follows:

61 Sam's Clubs
162 Bodegas Aurrera
89 Wal*Mart Supercenters
48 Superamas
50 Suburbias
284 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

WAL*MART
MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

NOTICE TO SHAREHOLDERS

Mexico City, January 7, 2005

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that at today's Board Meeting Mr. Eduardo Solorzano was named President and Chief Executive Officer of Wal-Mart de Mexico, effective February 25, 2004. Mr. Solorzano succeeds in his post Mr. Eduardo Castro-Wright, who has been promoted to the position of Executive Vice President and Chief Operating Officer of the Wal-Mart Stores Division in the United States.

Eduardo Solorzano, 47, joined Walmex in 1985 and has worked in a variety of operations, merchandising and logistic areas and became COO two years ago. In 1994, Mr. Solorzano became Commercial Director for the Mexican Retail firm Soriana. He rejoined Walmex in 1998. Mr. Solorzano played a principal role in the successful implementation of "Every Day Low Prices" at Walmex and currently is responsible for the operation of all of the Walmex business formats, including Bodega Aurrera, Sam's Club, Wal-Mart Supercenter, Superama, Suburbia and Vips. He has a degree in economics from the Instituto Tecnologico de Monterrey and a Master's degree in economics from the Universidad de las Americas.

Wal-Mart de Mexico's Board of Directors recognizes Mr. Castro-Wright's work during his four years at the Company –period in which the Company obtained its best results ever- and congratulates him on his promotion wishing him the greatest success in his new responsibilities.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 694 units, broken down as follows:

61 Sam's Clubs
162 Bodegas Aurrera
89 Wal*Mart Supercenters
48 Superamas
50 Suburbias
284 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52) 55 53 87 92 41
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52) 55 52 83 02 89